Filed by Modine Manufacturing Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Modine Manufacturing Company

(Commission File No. 001-01373)

The following communication is being filed in connection with the proposed business combination between Gentherm Incorporated and Platinum SpinCo Corporation (“SpinCo”), Modine Manufacturing Company’s Performance Technologies business.

The following FAQs were released by Modine Manufacturing Company on January 29, 2026.

1.	What was announced?
●	We announced our intent to spin off and simultaneously combine our Performance Technologies business with Gentherm, a public company headquartered in Novi, Michigan.
●	When the transaction closes, our Climate Solutions and Data Centers segments and Corporate functions will continue to operate as a standalone, publicly traded company focused on the high growth data center and commercial HVAC and refrigeration markets.
●	In short, this transaction will create two stronger, more focused companies, allowing each to better serve its end markets and accelerate growth.
2.	What does ‘Reverse Morris Trust’ transaction mean?
●	This is a financial term that refers to the structure of the transaction.
●	The structure is one in which we will go through a process to separate the PT business and simultaneously combine it with Gentherm.
●	The structure allows for the transaction to be tax-free.
3.	Who is Gentherm?
●	Gentherm is a global market leader of innovative thermal management and pneumatic comfort technologies serving the automotive, medical, and adjacent end markets.
●	Its automotive products include Climate Control Seats (CCS®), Climate Control Interiors (CCI™), Lumbar and Massage Comfort Solutions, and Valve Systems.
●	Gentherm has more than 14,000 employees in facilities across 13 countries.
4.	What are the expected benefits of combining PT and Gentherm?
●	The combined company will leverage PT’s expertise and Modine’s brand strength in the power generation, commercial, and heavy-duty end markets and Gentherm’s leadership across automotive, medical and adjacent end markets.
●	The combined PT-Gentherm company will also benefit from both companies’ proven technology leadership, deep engineering expertise and shared cultures of innovation to enhance growth and create long-term value.
●	The combination:
o	Enhances future growth opportunities;
o	Better positions the combined company to meet evolving demand for advanced thermal solutions;

o	Provides significant cross-selling opportunities; and
o	Creates higher margin and more profitable combined businesses.
5.	Why is this combination good for PT employees? What is Gentherm’s culture like?
●	When the transaction closes, PT employees will be part of a company with a significant automotive focus and commitment to growing its vehicular technology portfolio.
●	As PT-Gentherm succeeds and grows, employees could expect to benefit as part of a stronger, more focused company, including through new career opportunities.
●	Gentherm and its leadership team share many of our core values, including our commitments to quality and a people-first culture, and Gentherm is focused on continuing to build on PT’s foundation.
●	We’re confident that Gentherm’s culture of operational excellence and delivering solutions that improve everyday life combined with PT’s well-established operating system will create a strong platform for continuous improvement and future growth.
6.	Will there be any changes in staffing or layoffs as a result of the combination?
●	The combination is about creating two stronger companies focused on different end markets and equipped to accelerate growth and drive value.
●	Importantly, Gentherm shares our commitment to quality and a people-first culture, and recognizes that we will need the best of both businesses to advance our ambitious goals and make this transaction a success.
●	This announcement is just the first step in the process of bringing PT and Gentherm together.
7.	Who will lead the combined Gentherm and PT company?
●	The combined company will be led by Gentherm CEO Bill Presley.
●	Upon closing, the Performance Technologies is expected to operate as a division of Gentherm. Jeremy Patten will continue to lead PT as its President.
8.	What are the expected benefits of the transaction for employees in the remaining Climate Solutions and Data Centers segments and Corporate functions?
●	The transaction accelerates our transformation to a pure-play climate solutions company focused on high-growth and high-margin market opportunities.
●	We will be well-positioned to focus resources on the high-growth data center and commercial HVAC and refrigeration markets.
●	It also will enable additional focus on compelling organic and inorganic growth opportunities in new, attractive markets.
●	We are excited about the enhanced opportunity and value we will create with a more focused organization.
●	As the company succeeds and grows, we expect this to create new career opportunities for employees as well.
9.	Who will lead the remaining Climate Solutions and Data Centers segments and Corporate Functions?
●	Modine will continue to be led by Neil Brinker and Mick Lucareli as CEO and CFO, respectively, and the current Board of Directors.

10.	Why are we doing this transaction now? How long has this been under consideration?
●	Since launching our transformation in 2021, we have been clear about the strategy to evolve our portfolio, including by acquiring new businesses to expand our product offerings and strategically divesting others.
●	This opportunity is in line with that transformation strategy and came about at the right time for both Modine and Gentherm.
11.	What will happen to the Modine name?
●	Upon closing, the Performance Technologies business is expected to operate as a division of Gentherm and will retain the Modine brand name to use in their markets.
●	The remaining Modine businesses will transition to a new global company name, which will be announced later in 2026.
●	Our HVAC&R products will retain the Modine brand name to use in their markets.
●	There will be a transition period for our Climate Solutions coatings and coils businesses that may need to continue to use the Modine brand in those markets before transitioning to a new brand name.
●	Otherwise, the individual brands within the Climate Solutions portfolio, including data centers, will retain their respective names.
12.	What will happen to the individual brands within the Data Centers and Climate Solutions segments?
●	Our HVAC&R products will retain the Modine brand name to use in their markets.
●	There will be a transition period for our Climate Solutions coatings and coils businesses that may need to continue to use the Modine brand in those markets before transitioning to a new brand name.
●	Otherwise, the individual brands within the Climate Solutions portfolio, including data centers, will retain their respective names.
●	Additional details will be determined over the coming months as we work to complete the separation.
13.	Will employee roles, responsibilities, and reporting lines remain the same between now and the completion of the separation?
●	Until the transaction closes, it remains business as usual. Your role, team, and day-to-day work are not changing. Your focus should continue to be to provide your customers with the high-quality service and products they expect from us.
●	At the same time, there will be some work in the coming months as we prepare for closing and we will look to our corporate staff to help ensure a smooth execution of the transaction.
●	To the extent there are decisions that affect employees, those employees will be informed directly.
14.	What happens to employee roles after the separation?
●	People and facilities in Performance Technologies will become part of the new, combined PT-Gentherm company. This includes the Technical Center and headquarters building in Racine.

●	People in the Climate Solutions and Data Centers segments will be part of the new, stand-alone climate solutions company.
●	When the transaction closes, most Corporate staff can expect to be part of the Corporate organization for the new, standalone climate solutions company.
●	There will be a small number of corporate employees who, as a result of the transaction, will become employees of the PT-Gentherm combined company when the transaction closes. Those employees will be informed by February 6.
15.	Will employee compensation and benefits be impacted?
●	There will be no changes for employees who will be part of the new, stand alone climate solutions company.
●	For employees who will become part of the new, combined PT-Gentherm company:
o	Prior to the closing of the transaction, there should be no changes to your current compensation and benefit offerings.
o

For the first year following closing, Gentherm has agreed to provide PT employees with a total benefits package, including PTO, that is substantially comparable in the aggregate to what Modine offers now.

o	Gentherm has also agreed to provide PT employees with base pay and target bonus opportunity (if applicable) no less than they receive today for the first year after the transaction closes.
o

Modine and Gentherm will work closely together to ensure a smooth transition. As we get closer to the transaction closing, the Modine and Gentherm HR teams will work together to clearly communicate anticipated program changes .

16.	I own Modine stock. What will happen to my stock once the transaction is completed?
●	Employees that own Modine stock at the time of the closing of the PT and Gentherm combination will continue to own their shares of Modine stock.
●	Upon completing the combination of PT and Gentherm, employees who own Modine stock will also receive shares in the new combined company. The number of shares of combined company stock they receive will depend on the number of Modine shares an individual employee owns when the transaction closes.
●	Your new shares of the combined PT/Gentherm stock will be automatically deposited into the accounts that currently hold your Modine shares.
17.	I have Modine options and have been granted Modine RSUs or Performance RSUs that have not yet vested. What will happen to these when the transaction closes?
●	For employees who will be part of the new, stand alone climate solutions company:
o	The value of your awards will be adjusted to reflect the value of the transaction. This adjustment will not occur until the transaction closes.
o	Additional details will be provided to impacted employees over the coming months as we work to complete the separation.
●	For employees who will become part of the new, combined PT-Gentherm:
o	Your awards will be exchanged for equivalent types of equity awards at Gentherm, and the value of your awards will be adjusted to reflect the value of the transaction.

o	The adjusted Gentherm awards will be subject to the same vesting or exercise requirements as your current Modine awards.
o	This adjustment will not occur until the transaction closes.
o	Additional details will be provided to impacted employees over the coming months as we work to complete the separation.
18.	Where will each business be headquartered?
●	The combined PT-Gentherm company will be headquartered in Novi, Michigan, and will retain a significant presence in Performance Technologies current locations. This includes the current facility and Technical Center in Racine.
●	The corporate headquarters for the remaining Modine businesses will remain in its current building in Racine for a transition period.
●	All Climate Solutions’ current locations remain unchanged by this transaction.
19.	What will happen to the Racine office location?
●	Gentherm recognizes that Racine has a deep history and it will continue to play an important role in PT’s success.
20.	Will employees need to relocate because of the separation?
●	We do not expect employee relocation as a result of the transaction, and anticipate our teams’ current principal work locations will remain the same.
●	While there will be considerations for specific job roles, any changes to employee locations will be communicated as part of the transaction planning process.
21.	What happens to employees who currently serve both PT and CS? What about our corporate support functions?
●	Until the transaction closes, nothing changes. Employee roles and responsibilities remain the same.
●	There will be a small number of corporate employees who, as a result of the transaction, will become employees of the PT-Gentherm combined company when the transaction closes. We will inform those employees by February 6.
22.	Can employees in the PT business apply for CS, Data Centers, or Corporate jobs prior to the separation? Can CS, Data Centers, or Corporate employees apply for jobs in PT?
●	Due to legal requirements associated with the transaction, job applications between PT and CS/Data Centers/Corporate will be reviewed on an individual basis.
●	Employees interested in opportunities should follow the standard application process, and each request will be evaluated on a case-by-case basis.
23.	When will the transaction be complete?
●	The transaction is expected to close in the fourth quarter of calendar year 2026, subject to customary closing conditions, including receipt of regulatory approvals and Gentherm shareholder approval.
●	Until that time, Performance Technologies will remain a part of Modine, and we are continuing to operate as usual.

●	There are no immediate changes to roles and responsibilities as a result of the transaction.
●	Please continue to focus on the important work we do every day to support our customers.
24.	What are the similarities and differences between this transaction and the one we entered with Dana?
●	Gentherm’s and PT’s portfolios are highly complementary and have limited overlapping products. This drives many of the benefits and growth opportunities we expect to achieve as a result of the combination.
●	As with the Dana transaction, this deal requires regulatory approvals in multiple jurisdictions.
●	We are well advised and would not have pursued this transaction if we were not confident in our ability to complete the process successfully.
●	We’re excited about the benefits we believe this transaction brings – creating two stronger, more focused companies, each better positioned to serve its end markets, accelerate growth, and deliver long-term value for stakeholders, including our employees.
25.	What should I say if a customer / vendor / business partner reaches out with questions?
●	Please direct them to their existing company contact, who will have the information and resources to address any questions they may have.
26.	Who do I contact with questions? Where can I get more information?
●	We will do our best to ensure that all employees are informed about developments as they occur throughout the process.
●	We have set up a SharePoint site that contains more information about the transaction.
●	Please reach out to transaction@modine.com with additional questions. Keep in mind that these are still early days, and many decisions have yet to be made.
27.	When will I learn more?
●	This announcement is just the first step in the process of bringing PT and Gentherm together.
●	We are committed to keeping you informed and will provide updates as we have information to share.
●	In the meantime, please refer to our SharePoint site for the most current information about the transaction.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between Modine, SpinCo and Gentherm, the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to shareholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENTHERM, MODINE, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, SpinCo or Modine through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at gentherm.com under the tab “Investors & Media” and under the heading “Financial Info” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine’s website at modine.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.”

Participants in the Solicitation

Gentherm, Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm stockholders in connection with the proposed transaction. Information about the directors and executive officers of Gentherm is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 19, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on March 27, 2025. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2025, which was filed with the SEC on May 21, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Proposed Transaction among Gentherm, Modine and SpinCo. These forward-looking statements may be identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Proposed Transaction, the ability of the parties to complete the Proposed Transaction, the expected benefits of the Proposed Transaction, including future financial and operating results, anticipated strategic benefits of the Proposed Transaction, the amount and timing of synergies from the Proposed Transaction, the tax consequences of the Proposed Transaction, the terms and scope of the expected financing in connection with the Proposed Transaction, the aggregate amount of indebtedness of the combined company following the closing of the Proposed Transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Gentherm’s and Modine’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Gentherm’s and Modine’s control. None of Gentherm, Modine, SpinCo or any of their respective directors, executive officers, advisors or representatives make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Gentherm, Modine or the combined business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements, including developments that could have a material adverse effect on Gentherm’s and Modine’s businesses and the ability to successfully complete the Proposed Transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Proposed Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Gentherm may not be obtained; (2) the risk that the Proposed Transaction may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) the risk that shareholder litigation in connection with the Proposed Transaction or other litigation, settlements or investigations may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies, including those policies with respect to tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Proposed Transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Modine; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the Proposed Transaction, or other effects of the pendency of the Proposed Transaction on the relationship of any of the parties to the Proposed Transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Gentherm’s and Modine’s reports filed with the SEC, including Gentherm’s and Modine’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Proposed Transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Gentherm, Modine or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.